Exhibit 99.5

VIQ Solutions Announces Closing of US$18 Million Registered Direct Offering

PHOENIX, Arizona – September 15, 2021 – VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS) announces today that it has closed its previously announced registered direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 4,235,294 units (the “Units”) at a price of US$4.25 per Unit for gross proceeds to the Company of approximately US$18,000,000 before deducting fees and other estimated Offering expenses.

A.G.P./Alliance Global Partners acted as sole placement agent for the Offering.

Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of US$5.00, subject to adjustment in certain circumstances. The Warrants will be exercisable beginning on the date that is six months following the issuance date thereof (the “Issuance Date”) and will expire five years from the Issuance Date.

VIQ intends to use the net proceeds from the Offering for continuing development of product and service offerings, potential future acquisitions as well as working capital and general corporate purposes.

The Offering was made in the United States only under the Company’s short form base shelf prospectus dated June 10, 2021 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in each of the provinces of Canada other than Quebec, and the corresponding registration statement on Form F-10 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). A prospectus supplement (the “Supplement”) to the Base Shelf Prospectus was filed on a non-offering basis with applicable securities regulatory authorities in Canada and with the SEC as part of the Registration Statement under the MJDS. Copies of the Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com and copies of the Supplement and the Registration Statement are available on EDGAR at www.sec.gov.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About VIQ

VIQ is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

For more information about VIQ, please visit viqsolutions.com.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements with respect to the Company’s intended use of the net proceeds of the Offering. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appear in the Supplement, the Base Shelf Prospectus and the Registration Statement and the Company’s most recent Annual Information Form and other continuous disclosure filings incorporated by reference in the Supplement, the Base Shelf Prospectus and the Registration Statement, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Contacts

Media:

Laura Haggard

Chief Marketing Officer, VIQ

Phone: (800) 263-9947

Email: marketing@viqsolutions.com

Investor Relations:

Laura Kiernan

High Touch Investor Relations

Phone: 1-914-598-7733

Email: viq@htir.net